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VIA EDGAR

September 30, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:           Miami International Holdings, Inc.

Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted August 15, 2022
CIK No. 0001438472

Dear Ms. Bednarowski:

On behalf of Miami International Holdings, Inc., a Delaware corporation (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 6, 2022, regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on August 15, 2022 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 3 to the Company’s DRS with the Commission through EDGAR (the “Amended DRS”), which reflects the Company’s responses to the comments received by the Staff and certain updated disclosure. All page references in the responses set forth below refer to page numbers in the Amended DRS.

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors

Risks Related to Our Business

A significant portion of our operating revenues is generated by our transaction, page 20

1.	Please revise to disclose how the respective percentage amounts were determined, explaining the reasons for fluctuations, for the periods presented.

Response: The Company has revised its disclosure on page 20 of the Amended DRS to explain how the respective percentage amounts were determined and the reasons for the fluctuations in revenues less cost of revenues for the periods presented and has included a cross reference to pages 69 and 70 of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Amended DRS, where the Company has disclosed additional information on the fluctuations.

U.S. Securities and Exchange Commission

September 30, 2022

There are significant regulatory hurdles to launching new crypto-based products, page 39

2.	You state on page 40 that the legal test for determining whether a particular crypto asset is a security “evolves over time” and that the “SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.” These statements appear inappropriate given that the legal tests are well-established by U.S. Supreme Court case law and the Commission and Staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. Please revise accordingly.

Response: The Company has revised its disclosure on pages 39 and 40 of the Amended DRS to delete the statements that the Staff has highlighted in this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Transaction and Clearing Fees, page 69

3.	We note your disclosure that transaction fees represent fees you charge for the performance obligation of executing a trade on your markets. This appears to suggest that you execute trades and that execution is your performance obligation. Your disclosure on page F-14 says that transaction and clearing fees involve a customer’s right to be matched with a corresponding buyer and seller and to have the transaction executed, which appears to suggest multiple obligations. Please clarify your disclosures here and on page F-14 to separately and clearly describe your specific performance obligations for transaction fees and for clearing fees, ensuring consistency and granularity regarding your obligations.

Response: The Company has revised its disclosure on pages 69 and 70 and F-14 of the Amended DRS to address the Staff’s comment.

Comparison of the Six Months Ended June 30, 2022 and 2021

Transaction and Clearing Fees, page 78

4.	We note your disclosure that the table on page 78 presents transaction and clearing fees by operating segment for the three and six months ended June 30, 2022 and 2021. The table appears to show only the six months ended June 30, 2022 and 2021. Please revise.

Response: The Company has revised its disclosure on page 78 of the Amended DRS to remove the reference to “three months”.

U.S. Securities and Exchange Commission

September 30, 2022

Business

International Listings, page 117

5.	We note your removal, here and elsewhere, of disclosures regarding the Hashdex Nasdaq Crypto Index ETF. We also note that your response to comment 14 indicates this product has not traded to date on BSX. Please address the items below.

•	Your prior disclosures and responses appeared to indicate that the only crypto-related product currently listed on BSX is the Hashdex Nasdaq Crypto Index ETF. However, the BSX website’s “listed issuers” page appears to show additional Hashdex products that may be crypto-related, such as Hashdex Nasdaq Bitcoin ETF, Hashdex Nasdaq Ethereum ETF, and Hashdex Crypto Metaverse ETF. Please clarify for us what crypto-related products are currently listed on BSX and which of them have traded to date;

•	Specify for us what types of revenue are or could be generated for you from these products;

•	Explain to us your specific role and obligations with respect to these types of products, including any obligation in the event that future related trades fail to settle or deliver, and whether this differs as compared to your role and obligations for non- crypto-related listings;

•	Acknowledging your revisions on page 139 regarding MGEX clearing, clarify for us whether BSX or any of your entities other than MGEX obtains control over crypto assets, transacts in or executes crypto asset transactions, or accepts crypto assets as collateral or other forms of payment; and

•	Tell us what types of financial risk or loss you could incur related to these products, and whether this differs in any way from products that are not crypto-related.

Response: The Company advises the Staff that:

•	The only crypto related entities listed on the BSX are the Hashdex Group ETFs. Specifically, these issuers include Hashdex Nasdaq Bitcoin ETF, Hashdex Nasdaq Crypto Index ETF, Hashdex Nasdaq Ethereum ETF, and Hashdex Crypto Metaverse ETF. Included in the Hashdex Group are two digital related listed issuers – Hashdex DeFi Index ETF and Hashdex Smart Contract Platform Index ETF. While all of these products are currently listed on the BSX, to date there has been no trading in any of these securities on the BSX.

•	The revenue generated from these securities is comprised of initial and annual listing fees along with custody fees and trading fees (if the product trades on BSX). The only revenue derived to date are listing and custody fees. The fees generated in these securities for the BSX have not been material to date.

U.S. Securities and Exchange Commission

September 30, 2022

•	The BSX has trading and settlement rules that govern activity on the BSX. The rules cover the obligations of trading members with respect of their trading and settlement of all securities transacted across the BSX platform. In the event that any Hashdex product trades in the future and fails to settle or deliver, the obligations of the parties and the roles and responsibilities of all, including BSX, will not differ from any other BSX listed product. The Hashdex ETF is a financial security which trades and settles in fiat currency and hence it does not differ from other listed securities. In particular, the trading, settlement and clearing of securities across the BSX is governed by the BSX Trading Regulations and the Bermuda Securities Depository (“BSD”) Regulations. Brokers are required to apply for membership and are granted trading member status once they prove to be fit and proper and agree to adhere to our regulations. Additionally, the trading members must provide a settlement guarantee as collateral which is utilized to provide risk mitigation against failed cash settlement. The guarantee is renewed on an annual basis. The BSX utilizes the settlement guarantee as a trading limit, giving the member access to trade up to the value of their guarantee only.

•	Securities must be dematerialized and deposited into the BSD prior to trading. All positons are forwarded to the BSX Registrar/Transfer Agent for verification of good title, re-registration in nominee name and approval for deposit.

•	When a sell order is placed the trading system performs an inventory pre-check, to ensure a fungible position exists before allowing the order to enter the order book. The pre-check is utilized to mitigate fails on the stock side of each trade.

•	The market settles all trades against the BSD. Should a trading member fail to remit payment, the BSX will ‘call’ the guarantee held and lever the funds to make the market whole.

•	BSX does not have control over crypto related assets nor does it accept crypto as collateral or a form of payment. Other than as described with respect to BSX and MGEX, no other Company entity obtains control over crypto assets, transacts in or executes crypto asset transactions or accepts crypto assets as collateral or other forms of payment.

•	The Hashdex ETFs are listed pursuant to the listing regulations of the BSX. The BSX (corporate body) does not take possession of listed issuer assets. Shares, if held in the Bermuda Securities Depository, are held as a service for the ultimate benefit of their owners (shareholders of the listed issue). Financial risk or loss to BSX is minimal and does not differ from non-crypto based products.

Our Proprietary Products, page 117

6.	We note your disclosure on page 29 stating that your current portfolio of proprietary products “includes the SPIKES Volatility products as well as the traditional MGEX exclusively listed Hard Red Spring Wheat product.” We also note that the only proprietary products discussed on pages 4 and 117 are SPIKES Volatility products. Please revise, here and elsewhere in the document where appropriate, to (i) define “proprietary product” and (ii) explain the differences, if any, between proprietary products and exclusively listed products, including whether your role, responsibilities, or revenue streams derived from products in each category differ.

Response: The Company has revised its disclosure on pages 1, 67 and 112 of the Amended DRS to define “proprietary product” and to explain that as of the date of the Amended DRS, MGEX is the only futures exchange in the United States that trades Hard Red Spring Wheat. Page 112 of the Amended DRS has also been revised to explain that the Company’s role and responsibilities as an options exchange and as a DCM or DCO do not differ with respect to proprietary products versus other products listed on MIAX or MGEX or cleared on MGEX. Additionally, the Company has revised its disclosure on pages 69 through 70 and 112 of the Amended DRS to describe how revenue streams derived from proprietary products may differ from multi-listed or non-proprietary products.

U.S. Securities and Exchange Commission

September 30, 2022

7.	Refer to your response to comment 3. We note the removal of all references to your BRIXX products, because they are being delisted, and to your tax rate products because they have not traded to date. Please address the items below.

•	Clarify for us whether these are the only proprietary products not discussed in the filing; and

•	Given that your prior disclosures indicated you have added tax rate products as recently as the fourth quarter of 2021, and these products still appear to be available, explain to us why you believe removal of all references to them is more meaningful to investors than including such disclosure and noting that they have not traded to date.

Response: The Company advises the Staff that while the Company continues to consider the listing or clearing of additional products on MGEX, the only current proprietary MGEX products not disclosed in the Amended DRS are BRIXX Commercial Real Estate Products and the SIL tax products. The BRIXX Commercial Real Estate Product have only traded a minimal number of contracts since launch and are therefore being delisted on MGEX. The SIL tax products have not traded since being listed on MGEX and are also in the process of being delisted on MGEX due to the lack of trading interest. As there has been no material trading of these products, the Company believes it is more meaningful to investors to remove all reference to these products at this time as there is nothing material to disclose.

8.	Refer to your response to comment 15. Please explain here why you are delisting the BRIXX Commercial Real Estate Products and what your plans are regarding the SIL Products, which you state are listed but have not traded to date.

Response: The BRIXX Commercial Real Estate Products and SIL tax products are in the process of being delisted for the reasons described above in the response to Comment 7.

U.S. Securities and Exchange Commission

September 30, 2022

Expanding our proprietary products, page 121

9.	We note your disclosure that you plan to launch products including futures and options on cryptocurrency. Please tell us your expected roles and responsibilities with regards to such products, including whether you expect any crypto assets to move through your systems, whether you would own or have control over crypto assets at any time, and whether the settlement and delivery process would differ for these products as compared to those unrelated to cryptocurrencies.

Response: The roles and responsibilities of MGEX as a DCM and DCO are described in the Amended DRS. With respect to any crypto related futures products that may be launched in the future, the Company’s roles and responsibilities are not expected to differ from non-crypto related futures products. The Company does not expect any crypto assets to move through the MGEX systems, the Company does not expect to own or have control over crypto assets, and the Company expects that the settlement and delivery process would not differ for these products as compared to those unrelated to cryptocurrencies.

Our Growth Strategy

Expanding into emerging, regulated cryptocurrency and digital asset markets, page 121

10.	Refer to your response to comment 14. You state that that you intend to offer crypto asset products in Bermuda on BSX prior to introducing those products in the United States. Please disclose here the processes and procedures you intend to use to prevent offers and sales of those products to U.S. persons or persons located in the U.S.

Response: The Company has revised its disclosure on pages 117 and 123 of the Amended DRS to clarify that we anticipate that these crypto asset products would not be made available to U.S. persons and we would, in consultation with counsel, implement appropriate procedures to ensure that the investors in any products met the eligibility requirements of such products.

By way of background, any such offering would need to meet all applicable regulatory requirements in Bermuda including pursuant to the Bermuda Monetary Act, 1969, Digital Assets Issuance Act, 2020 and the Digital Assets Business Act, 2018 which among other things would require the BSX and the issuer to act in a prudent manner, which includes that an issuer may not offer the product in any jurisdiction in which such offering is prohibited.  Specific processes and procedures will be determined and implemented after consultation with U.S. counsel and counsel in Bermuda prior to the launch of any such products.

U.S. Securities and Exchange Commission

September 30, 2022

Our Technology, page 125

11.	Refer to your response to comment 17. Please describe the basis for your belief that your system operates at a speed that far exceeds your peers and provide quantitative context for this assertion and clarify what you mean by “legacy” technology.

Response: The Company has revised its disclosure on pages 1, 5, 118 and 126 of the Amended DRS remove the reference to legacy technology and to clarify that its beliefs regarding its competitive position are based on customer feedback. The statement on page 125 in the Amended DRS regarding the Company’s system operating at a speed that far exceeds its peers has been removed.

CFTC Regulation, page 138

12.	We note your response to comment 2 and revised disclosures on page 139. Please address the items below.

•	Tell us whether you have incurred any loss associated with clearing Bitnomial products and, if so, quantify such losses for the periods presented in the filing;

•	Quantify for us your maximum potential loss or exposure amounts related to Bitnomial products during the periods presented, on a gross basis and after consideration of mitigating collateral and Bitnomial default pool assets; and

•	With regards to your disclosures, please revise to (i) address your obligations in the event that Bitnomial were to file for bankruptcy or if a party failed to post sufficient collateral prior to delivery and (ii) provide, here or elsewhere, such as in MD&A, quantitative detail specific to Bitnomial transactions (e.g., volumes for the periods presented), to give a sense of size and trending.

Response: The Company advises the Staff that MGEX has not incurred any loss associated with clearing Bitnomial products. The maximum potential loss calculated through MGEX’s stress testing process has remained zero through the life of the Bitnomial contracts due to margin and security deposits of Bitnomial clearing members held by MGEX for Bitnomial products far exceeding all exposures. We note that Bitnomial open interest has never surpassed 15 contracts, so even the most extreme price moves would not result in a loss after considering mitigating collateral.

The Company has added disclosure on page 139 of the Amended DRS to (i) address our obligations in the event that Bitnomial were to file for bankruptcy or if a party failed to post sufficient collateral prior to delivery and (ii) provide quantitative detail specific to Bitnomial transactions to give a sense of size and trending.

U.S. Securities and Exchange Commission

September 30, 2022

Underwriting, page 196

13.	Refer to your response to comment 19. Please revise the first full sentence on page 198 to remove the implication that Regulation M distribution would potentially continue and the applicable restricted period may not have ended.

Response: The Company has revised its disclosure on pages 197 and 198 Amended DRS to address the Staff’s comment.

Notes to Consolidated Financial Statements

4. Revenue Recognition, page F-14

14.	Please enhance your disclosure to explain more fully what “enabling transaction-based trading” means.

Response: The Company has revised its disclosure on pages F-14 and F-47 of the Amended DRS to address the Staff’s comment.

15.	Please expand your revenue recognition disclosures to ensure that they address the items below for each of your revenue streams.

•	Explicitly state whether member firms or any other parties are your customers, as defined by ASC 606;

•	Clearly identify and discuss the promised goods or services as well as your specific performance obligation(s) and to whom it is (they are) provided;

•	Disclose the consideration specified in the contract, whether it is fixed or variable, and, if variable, discuss any constraints; and

•	Note the transaction price as defined by ASC 606.

In addition, ensure that any related disclosures throughout the document consistently characterize each of these points.

Response: The Company has revised its disclosure on pages F-14 and F-15 of the Amended DRS to address the Staff’s comments.

U.S. Securities and Exchange Commission

September 30, 2022

16.	In conjunction with the comment above, please revise your disclosures regarding transaction and clearing services revenue recognition to separately define transaction services and clearing services and to address each individually when relevant considerations, such as performance obligations, may differ. For example, if a product is listed on your exchange, but you do not clear it, it would seem that performance obligations may differ from products that you clear. Additionally, your disclosures should address any differences in performance obligations as it relates to crypto-related products, for which the clearing process appears to differ slightly.

Response: The Company has revised its disclosure on pages F-14 and F-15 of the Amended DRS to address the Staff’s comment. The Company has not included separate disclosure of crypto-related performance obligations on pages F-14 and F-15 of the Amended DRS because the amount of revenue involved is immaterial for the periods presented.

17.	Please clarify your disclosures to indicate where initial and annual listing fees flow for each of your exchanges, as applicable.

Response: The Company has revised its disclosure on page F-15 of the Amended DRS to address the Staff’s comment.

Notes to Condensed Consolidated Financial Statements (unaudited)

2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-46

18.	We note your disclosure that you recognized a cumulative-effect adjustment to beginning accumulated earnings / deficit as of the adoption date (January 1, 2022) for ASC 842. However, we do not see an adjustment line item for Accumulated Deficit in the Condensed Consolidated Statements of Changes in Stockholders’ Equity on page F-43. Please revise to quantify this adjustment.

Response: The Company has revised its disclosure on page F-46 of the Amended DRS to note that the adoption of ASC 842 did not result in any cumulative-effect adjustment to beginning accumulated earnings/deficit as of the adoption date.

4. Investments, page F-50

19.	We note your disclosure that you recorded a $2.5 million loss related to an-other-than- temporary impairment of one of your investments. Please revise your disclosures to explain what drove this impairment charge.

Response: The Company has revised its disclosure on page F-49 of the Amended DRS to address the Staff’s comment.

U.S. Securities and Exchange Commission

September 30, 2022

15. Equity

Preferred Stock, page F-60

20.	Please revise to disclose the fair value per share of the Series B preferred stock issued during the periods presented.

Response: The Company has revised its disclosure on pages F-59 and F-60 of the Amended DRS to clarify that the Series B preferred stock issued during the periods presented were issued upon the exercise of stock options then outstanding. These options were granted prior to the periods presented. The Company has not issued any shares of Series B preferred stock other than in connection with the exercise of outstanding options.

On behalf of the Company, thank you for your review of the foregoing. If you have further comments, please do not hesitate to contact me by telephone at (212) 549-0241 or by email to hkozlov@reedsmith.com (or Danielle Carbone by telephone at (212) 549-0229 or by email to dcarbone@reedsmith.com or Wendy Grasso by telephone at (212) 549-0216 or by email to wgrasso@reedsmith.com).

Very truly yours,

/s/ Herbert Kozlov
Herbert Kozlov
For Reed Smith LLP

cc:            Barbara Comly, Esq., Miami International Holdings, Inc.

Paul Tropp, Esq., Ropes & Gray LLP